UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-05083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
FURMANITE CORPORATION
2435 N Central Expressway
Suite 700
Richardson, Texas 75080

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Financial Statements and Supplemental Schedules

Page
Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	15
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator
Furmanite Corporation 401(k) Savings Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Dallas, Texas
June 24, 2009

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Investments, at fair value	$29,996,669	$45,652,340
Cash	286,927	307,164
Participant contributions receivable	—	97,678
Sponsor contributions receivable	—	108,051
Other receivables	5,707	—

Total assets	30,289,303	46,165,233

Liabilities:
Accounts payable	19,815	90

Total liabilities	19,815	90

Net assets available for benefits at fair value	30,269,488	46,165,143

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	267,118	32,135

Net assets available for benefits	$30,536,606	$46,197,278

The accompanying notes are an integral part of these financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2008
Additions to (deductions from) net assets attributable to:
Investment loss:
Net realized and unrealized depreciation in fair value of assets	$(17,845,398)
Dividend income	587,626
Interest income	221,882

Net investment loss	(17,035,890)

Contributions:
Participants	3,047,906
Sponsor	1,567,569
Rollovers	230,190

Total contributions	4,845,665

Distributions and withdrawals	(3,463,389)
Fees and expenses	(7,058)

Net decrease in net assets	(15,660,672)

Net assets available for benefits
Beginning of year	46,197,278

End of year	$30,536,606

The accompanying notes are an integral part of this financial statement.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
1. Plan Description
The following description of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General
The Plan is a defined contribution plan for eligible employees of Furmanite Corporation (“Furmanite,” “Sponsor,” or the “Company”) and its wholly-owned domestic subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on April 1, 1991.
Administration
During the years ended December 31, 2008 and 2007, The Charles Schwab Trust Company served as trustee (the “Trustee”) and the Plan’s record keeper while the 401(k) Committee of Furmanite served as the Plan’s administrator (the “Plan Administrator”). The majority of administrative and trust expenses of the Plan are paid by Furmanite. Copies of the Plan document and amendments are available from the Plan Administrator.
Contributions
The Plan permits all full-time employees of the Companies to contribute a minimum of two percent up to 20 percent of base compensation, as determined by the Plan Administrator, on a pretax basis into participant accounts. Participant contributions and catch up contributions for participants over age fifty are limited by the Internal Revenue Service (“IRS”). Participants may also make rollover contributions from other qualified plans. Employee contributions, together with earnings thereon, are not subject to forfeiture and are held in trust by the Trustee. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds and a security-backed investment contract fund (see Note 3).
The Companies match participant contributions at a rate of 100 percent of each participant’s contribution up to six percent of base compensation after one year of employment. Participants are permitted to direct the Companies’ matching contributions into any investment option under the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided for the participant’s vested account.
Vesting
Participants are immediately vested in their own contributions plus earnings thereon. The portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested 100 percent over a five-year period at 20 percent per year.
Participant Loans
Participants may borrow a minimum of $1,000, up to $50,000 or 50 percent of the vested portion of their account balance, reduced by the highest loan balance in the preceding twelve months, whichever is less.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
A loan is collateralized by the participant’s vested account balance and bears interest at the Treasury Note rate for the commensurate period plus four percent on the day the loan is issued. Principal and interest are paid ratably through payroll deductions and must be repaid within five years unless the loan is a residential loan which must be repaid within 10 years. Interest rates for loans to participants at December 31, 2008 and 2007 ranged from 5.11% to 9.13% and 6.16% to 9.13%, respectively.
Benefit Payments
A participant or beneficiary with a vested account balance less than $1,000 will receive a lump-sum amount equal to the value of the vested portion of their account upon separation from the Companies, death, disability or retirement. Participants with vested account balances greater than $1,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date.
Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
2. Summary of Significant Accounting Policies
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS No. 157 does not require any new fair value measurements, but rather it creates a consistent method for calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. Effective January 1, 2008, the Company adopted SFAS No. 157. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. The Company elected to defer the effective date of its adoption to January 1, 2009 in accordance with FSP FAS No. 157-2 for non-financial assets and liabilities. In October 2008, the FASB issued FSP FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157. FSP FAS No. 157-3 was effective upon issuance. The adoption of SFAS No. 157 has not had a material impact on the Plan’s financial statements nor does the Plan expect the adoption of the remaining provisions of SFAS No. 157 to have a material impact on the Plan’s financial statements. See Note 2 for disclosures provided for fair value measurements of plan investments.
In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits.
Method of Accounting
The Plan maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions are recorded when paid.
Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Fair Value Measurements
On January 1, 2008, the Plan adopted SFAS No. 157 and subsequently adopted certain related FASB staff positions. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of the observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.
•	Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•	Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.

•	Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$1,735	$—	$—	$1,735
Common stock	7,970,613	—	—	7,970,613
Mutual funds	15,649,938	—	—	15,649,938
Collective trust	—	5,569,463	—	5,569,463
Participant loans	—	—	804,920	804,920

Total investments measured at fair value	$23,622,286	$5,569,463	$804,920	$29,996,669

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The participant loans, secured by vested account balances of borrowing participants, are included at their carrying values, in the Statements of Net Assets Available for Benefits, which approximated their fair values at December 31, 2008. The valuation techniques used to measure fair value of collective trust funds are included below in Investments.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$539,745
Issuances, repayments and settlements, net	265,175

Balance as of December 31, 2008	$804,920

Investments
As described in FASB Staff Position AAG INV-A and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts or collective trusts that invest in fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan’s interest in

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
the collective trust is valued based on information reported by the Trustee using the audited financial statements of the collective trust at year end.
The Invesco Stable Value Fund includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents. SICs are contracts composed of underlying assets and a wrapper contract issued by a responsible third party. The issuer of the wrapper contract provides for withdrawals at contract value for any normal benefit responsive requirements.
The key factors that influence future interest crediting rates (the rate earned by participants based on the underlying investments) for a wrapper contract include:
•	The level of market interest rates

•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract
Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. The gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.” If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, or the employer elects to withdraw from a wrapper contract. The Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.
The guaranteed investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the guaranteed investment contracts to be sold at a fair price and may substantially delay the sale of these contracts. The average annualized yield of the Invesco Stable Value Fund for 2008 and 2007 is as follows:

Average Yields	2008	2007
Based on actual earnings	6.45%	5.33%
Based on interest rate credited to participants	3.34%	4.27%
Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 2007, that the plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The plan has not been amended since receiving the determination letter, therefore the plan administrator and plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. During the year ended December 31, 2008, net realized and unrealized depreciation in fair value of assets totaled $17.8 million due to a significant amount of overall market decline that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3. Investment Programs
The following fair value of investments as of December 31, 2008 and 2007 represent five percent or more of the Plan’s net assets available for benefits:

	2008	2007
Furmanite Corporation Common Stock	$7,970,613	$18,078,033
American Funds Growth Fund of America Class A	1,839,782	2,973,199
DWS Equity 500 Index Fund	1,841,068	2,567,432
Invesco Stable Value Fund	5,569,463	4,586,269
Lord Abbett Affiliated Fund Class A	2,753,089	4,042,513
PIMCO Total Return Administrative Class Shares	2,859,107	2,564,745
Thornburg International Value Trust	1,761,118	2,829,321
Realized and unrealized net losses on the Plan’s investments for the year ended December 31, 2008 were as follows:

Common stock	$(9,465,416)
Mutual funds	(8,379,982)

Net realized and unrealized depreciation in fair value of assets	$(17,845,398)

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
4. Distributions and Withdrawals
Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order.
5. Forfeitures
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $105,923 and $114,672, respectively, and are included in investments in the statements of net assets available for benefits. Amounts forfeited by participants upon withdrawing from the Plan are used to reduce future Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2008, forfeiture amounts of $124,967 were used to reduce Sponsor contributions and expenses.
6. Parties-in-Interest Transactions
Certain Plan investments include shares of common stock of Furmanite. Therefore, transactions related to these shares qualify as party-in-interest transactions. Certain expenses are paid by the Plan Sponsor. Loans made to participants in the Plan are considered parties-in-interest transactions.
7. Reconciliation of Financial Statements to Form 5500

	Year Ended December 31,
	2008	2007
Net assets available for benefits per the financial statements	$30,536,606	$46,197,278
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(267,118)	(32,135)

Net assets available for benefits per the Form 5500	$30,269,488	$46,165,143

Year Ended
December 31,
2008
Total investment loss per the financial statements	$(17,035,890)
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(234,983)

Total investment loss per the Form 5500	$(17,270,873)

As discussed in Note 2, the Plan invests in a fully benefit-responsive collective trust fund. For financial reporting purposes, the net assets of the Plan included in this collective trust are recorded at contract value while the Form 5500 is presented at fair value.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008
8. Prohibited Transactions
The United States Department of Labor (“DOL”) considers late participant contributions to be prohibited transactions. The employer is required to remit employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Therefore, any amount remitted after such number of days is considered late. It was determined that during the year ended December 31, 2007 and prior years, the Plan Sponsor failed to make deposits of approximately $1,352,378 and $4,654,132, respectively, of participant contributions within the timeframe required (although the majority of such deposits were made within fifteen business days after the end of the month in which the contributions were withheld). The Plan Sponsor filed a Form 5330 for 2007 contributions and paid applicable excise tax from the Plan Sponsor’s assets and not from the assets of the Plan. In addition, participant accounts were credited with an estimated amount of investment income from April through June 2007 in 2008 and have been credited for all prior periods as of December 31, 2008 for prior earnings that would have been earned had the participant contributions been remitted within the required DOL timeframe. The Plan sponsor believes all participant contributions during 2008 have been remitted within the applicable guidelines.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN
Supplemental Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)
EIN: 74-1191271
Plan Number: 009
December 31, 2008

		(c)
	(b)	Description of Investments Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Current Value
	Mutual funds:
	A I M Distributors, Inc.	AIM International Small Company Growth Fund	$567,236
	American Funds Distributors, Inc.	Capital World Growth and Income Fund	1,275,537
	American Funds Distributors, Inc.	American Funds Growth Fund of America Class A	1,839,782
	Columbia Management Distributors, Inc.	Columbia Small Cap Value Fund II	1,301,572
	Lord Abbett Distributor LLC	Lord Abbett Affiliated Fund Class A	2,753,089
	VP Distributors, Inc.	Virtus Real Estate Securities Fund Class A	643,049
	Allianz Global Investors Distributors LLC	PIMCO Total Return Administrative Class Shares	2,859,107
	Guardian Investor Services LLC	Value Line Emerging Opportunities Fund	808,380
	DWS Scudder Distributors, Inc.	DWS Equity 500 Index Fund	1,841,068
	Thornburg Securities Corporation	Thornburg International Value Trust	1,761,118

	Total mutual funds		15,649,938

	Money market funds:
	Franklin Templeton Distributors, Inc.	Franklin Money Fund Class A	1,685
	Federated Securities Corporation	Federated Capital Reserves Fund	50

	Total money market funds		1,735

	Common stock:
*	Furmanite Corporation Common Stock	Furmanite Corporation Common Stock	7,970,613

	Collective trust fund:
	INVESCO Global Investment Funds Limited	Invesco Stable Value Fund	5,569,463

*	Participant Loans	Interest rates of 5.11% to 9.13% (Maturity dates vary through April 2018)	804,920

	Total Investments		$29,996,669

Column (d) is not applicable as all investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation 401(k) Savings Investment Plan

	By:	Furmanite Corporation, Plan Sponsor

Date: June 26, 2009	By:	/s/ HOWARD C. WADSWORTH

Howard C. Wadsworth
Sr. Vice President, Treasurer and Secretary